

November 12, 2013

<u>Via e-mail</u>
Mr. Dean Konstantine
Chief Executive Officer
Nevada Health Scan, Inc
1033 B Avenue, No. 101
Coronado, CA 92118

> **Re:** **Nevada Health Scan, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 30, 2013**
> **File No. 0-54231**

Dear Mr. Konstantine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>General</u>

1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to October 15, 2013, the date of dismissal, resignation or declination. See Item 304(a)(1)(IV) of Regulation S-K. Include an updated letter from the former accountants addressing the revised disclosures in the amendment.

2. We note that Anton & Chia did not perform the SAS 100 Quarterly reviews for the interim periods December 31, 2012 through to June 30, 2013. Please clarify whether these filings were reviewed by another independent registered accountant. If not, tell us when you intend to file a Form 8-K pursuant to Item 4.02 related to these filings and when you will file amended Forms 10-Q that have been subject to SAS 100 Quarterly reviews.

Exhibit 16

3. The letter from your former auditor states that they disagree with statements contained in your Form 8-K. However, it is not clear what statements they disagree with. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. If they continue to disagree, ensure that the nature of the disagreement is clear.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3432.

Sincerely,

/s/William H. Demarest, IV

William H. Demarest, IV
Accountant